Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as at March 31, 2020 and December 31, 2019	2
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2020 and 2019	3
Unaudited Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2020 and 2019	4
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2020 and 2019	5
Unaudited Notes to the Consolidated Financial Statements	6

Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Condensed Consolidated Balance Sheets

as at March 31, 2020 and December 31, 2019

	Notes	March 31, 2020	December 31, 2019
		Amounts in Swiss francs
ASSETS
Current assets
Cash and cash equivalents	6	27,126,173	31,536,803
Other financial assets	7	11,370	13,968
Receivables	7	67,450	118,028
Prepayments	7	1,118,391	720,063
Total current assets		28,323,384	32,388,862
Non-current assets
Right-of-use assets	8	449,831	543,340
Property, plant and equipment	9	33,111	27,626
Non-current financial assets	10	68,856	68,911
Total non-current assets		551,798	639,877
Total assets		28,875,182	33,028,739
LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities		354,998	373,025
Payables and accruals	11	4,602,546	4,196,411
Contract liability	15	530,411	945,737
Deferred income	16	177,702	165,389
Total current liabilities		5,665,657	5,680,562
Non-current liabilities
Non-current lease liabilities		103,653	177,220
Retirement benefits obligations	14	1,216,352	1,481,738
Deferred income	16	108,652	165,390
Total non-current liabilities		1,428,657	1,824,348
Equity
Share capital	12	32,848,635	32,848,635
Share premium	12	286,392,907	286,375,977
Reserves		7,692,536	7,146,506
Accumulated deficit		(305,153,210)	(300,847,289)
Total equity		21,780,868	25,523,829
Total liabilities and equity		28,875,182	33,028,739

The accompanying notes form an integral part of these consolidated financial statements.

Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Condensed Consolidated Statements of Comprehensive Loss

for the three months ended March 31, 2020 and 2019

		For the three months ended March 31,
	Notes	2020	2019
		Amounts in Swiss francs
Revenue from contract with customer	15	904,060	700,868
Other income	16	48,396	400
Operating costs
Research and development		(3,552,611)	(2,482,858)
General and administration		(1,672,523)	(1,342,016)
Total operating costs		(5,225,134)	(3,824,874)
Operating loss		(4,272,678)	(3,123,606)
Finance income		21,926	123,470
Finance expense		(55,169)	(40,666)
Finance result	19	(33,243)	82,804
Net loss before tax		(4,305,921)	(3,040,802)
Income tax expense		—	—
Net loss for the period		(4,305,921)	(3,040,802)
Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	20	(0.16)	(0.12)
Other comprehensive loss
Items that will never be reclassified to the statement of income:
Remeasurements of retirement benefits obligations		184,951	(331,028)
Items that may be classified subsequently to the statement of income:
Exchange difference on translation of foreign operations differences		(33)	(27)
Other comprehensive income / (loss) for the period, net of tax		184,918	(331,055)
Total comprehensive loss for the period		(4,121,003)	(3,371,857)

The accompanying notes form an integral part of these consolidated financial statements.

Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Condensed Consolidated Statements of Changes in Equity

for the three months ended March 31, 2020 and 2019

Amounts in Swiss francs

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
Balance at January 1, 2019		28,564,031	286,476,912	(2,513,148)	(652,323)	13,431,873	(286,066,685)	39,240,660
Net loss for the period		—	—	—	—	—	(3,040,802)	(3,040,802)
Other comprehensive loss for the period		—			(27)	(331,028)		(331,055)
Total comprehensive loss for the period		—	—	—	(27)	(331,028)	(3,040,802)	(3,371,857)
Value of share-based services		—	—	—	—	500,519	—	500,519
Movement in treasury shares:	12	—	—	—	—	—	—	—
Settlement of supplier invoices		—	19,091	26,987	—	—	—	46,078
Net purchases under liquidity agreement		—	257	(144)	—	—	—	113
Balance at March 31, 2019		28,564,031	286,496,260	(2,486,305)	(652,350)	13,601,364	(289,107,487)	36,415,513

Balance at January 1, 2020		32,848,635	286,375,977	(6,572,316)	(653,161)	14,371,983	(300,847,289)	25,523,829
Net loss for the period		—	—	—	—	—	(4,305,921)	(4,305,921)
Other comprehensive Income for the period		—	—	—	(33)	184,951	—	184,918
Total comprehensive loss for the period		—	—	—	(33)	184,951	(4,305,921)	(4,121,003)
Value of share-based services		—	—	—	—	297,708	—	297,708
Movement in treasury shares:	12	—	—	—	—	—	—	—
Settlement of supplier invoices		—	20,123	62,808	—	—	—	82,931
Net sales under liquidity agreement		—	(3,193)	596	—	—	—	(2,597)
Balance at March 31, 2020		32,848,635	286,392,907	(6,508,912)	(653,194)	14,854,642	(305,153,210)	21,780,868

The accompanying notes form an integral part of these consolidated financial statements.

Condensed Consolidated Financial Statements

ADDEX THERAPEUTICS LTD

Unaudited Condensed Consolidated Statements of Cash Flows

for the three months ended March 31, 2020 and 2019

		For the three months ended March 31,
	Notes	2020	2019
		Amounts in Swiss francs
Net loss for the period		(4,305,921)	(3,040,802)
Adjustments for:
Depreciation	8/9	96,156	76,431
Value of share-based services	13	297,708	500,519
Pension costs		(80,435)	28,715
Finance costs		38,848	172,424
Decrease/(increase) in other financial assets	7	2,598	(112)
Decrease/(increase) in receivables	7	50,578	(51,066)
Increase in prepayments	7	(398,328)	(508,268)
Increase in payables and accruals	11	515,302	427,547
Decrease in contract liability	15	(415,326)	(199,208)
Decrease in deferred income	16	(44,425)	—
Services paid in shares		82,931	46,078
Net cash used in operating activities		(4,160,314)	(2,547,742)

Cash flows from investing activities
Purchase of property, plant and equipment	9	(8,510)	(18,725)
Net cash used in investing activities		(8,510)	(18,725)

Cash flows from financing activities
Costs paid on issue of shares subscribed by the Group		(109,167)	—
Sale/(purchase) of treasury shares		(2,597)	113
Principal element of lease payment		(91,594)	(72,368)
Interest received	19	21,926	—
Interest paid	19	(28,559)	(40,666)
Net cash used in financing activities		(209,991)	(112,921)

Decrease in cash and cash equivalents		(4,378,815)	(2,679,388)

Cash and cash equivalents at beginning of the period	6	31,536,803	41,670,158
Exchange difference on cash and cash equivalents		(31,815)	(131,779)
Cash and cash equivalents at end of the period	6	27,126,173	38,858,991

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”), formerly Addex Pharmaceuticals Ltd, and its subsidiaries (together, the “Group”) are a clinical stage pharmaceutical group applying its leading allosteric modulator drug discovery platform to discovery and development small molecule pharmaceutical products, with an initial focus on central nervous system disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc., company created on May 29, 2019 registered in Delaware with its principal business location in San Francisco, California, United States. Its registered shares are traded at the SIX, Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol “ADXN”, without a new issuance of securities. ADSs represents ordinary shares that continues to be admitted to trading on SIX Swiss Exchange.

These condensed consolidated financial statements have been approved for issuance by the Board of Directors on May 19, 2020.

2. Basis of preparation

These condensed consolidated interim financial statements for the three months ended March 31, 2020, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2019.

The preparation of financial statements in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the condensed consolidated interim financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2019.

A number of new or amended standards and interpretations became applicable for financial periods beginning on or after January 1, 2020. The Group noted that the latter did not have a material impact on the Group’s financial position or disclosures made in condensed consolidated interim  financial statements.

Due to rounding, numbers presented throughout these condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

3. Critical accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances and licensing certain of its research and development stage products. The Group is a development stage enterprise and is exposed to all the risks inherent in establishing a business. The Group maintains detailed financial forecasts and monitors actual results on a regular basis so that measures can be taken to ensure the Group remains solvent.

COVID-19

In early 2020 a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. The Group is actively monitoring the situation and is taking any necessary measures to respond to the situation in cooperation with the various stakeholders. On March 18, 2020 the Group announced the suspension of the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in levodopa-induced dyskinesia associated with Parkinson’s disease. Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, the Group may have to take additional measures that will have a negative impact on the Group’s business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on the Group’s activities in the short and medium terms cannot be reasonably predicted. However, based on the risk mitigation measures undertaken, the Group concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations; allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 15.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties.

To date, the Group has not experienced significant changes in the estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, the Group may be required to make changes to the estimates in the future as it becomes aware of additional information about the status or conduct of its research activities.

Research and development costs

The Group recognizes expenditure incurred in carrying out its research and development activities, including development supplies, until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement. Currently, such development supplies are associated with preclinical and clinical trials of specific products that do not have any demonstrated technical feasibility.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Pension obligations

The present value of the pension obligations depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the beginning of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

5. Segment reporting

5.1 Reportable segments

The Group operates in one segment, which is the business of developing drugs for human health.

5.2 Entity wide information

Information about products, services and major customers

External income of the Group for the three-month periods ended March 31, 2020 and 2019 is derived from the business of discovery development and commercialization of pharmaceutical products. Income was earned from the sale of license rights and rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months ended March 31,
	2020	2019
Collaborative research funding	904,060	700,868
Grants earned	44,425	—
Other service income	3,971	400
Total	952,456	701,268

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months ended March 31,
	2020	2019
Indivior PLC	904,060	700,868
Eurostars (Innosuisse)	44,425	—
Other counterparties	3,971	400
Total	952,456	701,268

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	March 31, 2020	December 31, 2019
Switzerland	426,248	498,066
United States of America	125,169	141,420
France	381	391
Total	551,798	639,877

The capital expenditure during the three-month period ended March 31, 2020 is CHF 8,510 (CHF 18,725 for the three-month period ended March 31, 2019).

The geographical analysis of operating costs is as follows:

	For the three months ended March 31,
	2020	2019
Switzerland	5,199,752	3,822,808
United States of America	24,541	—
France	841	2,066
Total operating costs (note 17)	5,225,134	3,824,874

6. Cash and cash equivalents

	March 31, 2020	December 31, 2019
Cash at bank and on hand	21,895,331	26,889,923
Short term deposits in USD	5,230,842	4,646,880
Total cash and cash equivalents	27,126,173	31,536,803

Split by currency:

	March 31, 2020	December 31, 2019
CHF	66.76%	64.31%
USD	33.10%	35.03%
GBP	0.03%	0.40%
EUR	0.11%	0.26%
Total	100%	100%

The Group pays interest on CHF cash and cash equivalents and earns interest on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts with Swiss banks. In addition, the Group invests a portion of its USD cash in line with its treasury guidelines.

All cash and cash equivalents were held either at bank or on hand as at March 31, 2020 and December 31, 2019.

7. Other current assets

	March 31, 2020	December 31, 2019
Other financial assets	11,370	13,968
Receivables	67,450	118,028
Prepayments	1,118,391	720,063
Total other current assets	1,197,211	852,059

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all trade receivables and contract assets. As of March 31, 2020, the receivables comprise of four non-governmental debtors whose combined outstanding balances are CHF 19,097  (five non-governmental debtors for CHF 88,075 as of December 31, 2019). The Group has considered these customers to have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. As a result, excepted loss allowance has been deemed as nil as of  March 31, 2020 and December 31, 2019.

The prepayments mainly relate to contract research organization and the increase is due to insurances and retirement benefits paid annually at the beginning of the year.

8. Right-of-use assets

	Properties	Equipment	Total
Year ended December 31, 2019
Opening net book amount	—	—	—
Adoption of IFRS16 as at January 1, 2019	483,350	61,160	544,510
Additions	308,987	13,541	322,528
Depreciation charge	(296,656)	(27,487)	(324,143)
Exchange differences	445	—	445
Closing net book amount	496,126	47,214	543,340
At December 31, 2019
Cost	792,337	74,701	867,038
Accumulated depreciation	(296,211)	(27,487)	(323,698)
Net book value	496,126	47,214	543,340

	Properties	Equipment	Total
Period ended March 31, 2020
Opening net book amount	496,126	47,214	543,340
Additions	—	—	—
Depreciation charge	(86,691)	(6,440)	(93,131)
Exchange differences	(378)	—	(378)
Closing net book amount	409,057	40,774	449,831
At March 31, 2020
Cost	496,126	47,214	543,340
Accumulated depreciation	(87,069)	(6,440)	(93,509)
Net book value	409,057	40,774	449,831

9. Property, plant and equipment

	Equipment	Furniture & fixtures	Chemical library	Total
Year ended December 31, 2019
Opening net book amount	8,868	—	—	8,868
Additions	28,459	—	—	28,459
Depreciation charge	(9,701)	—	—	(9,701)
Closing net book amount	27,626	—	—	27,626
At December 31, 2019
Cost	1,622,865	7,564	1,207,165	2,837,594
Accumulated depreciation	(1,595,239)	(7,564)	(1,207,165)	(2,809,968)
Net book value	27,626	—	—	27,626

	Equipment	Furniture & fixtures	Chemical library	Total
Period ended March 31, 2020
Opening net book amount	27,626	—	—	27,626
Additions	8,510	—	—	8,510
Depreciation charge	(3,025)	—	—	(3,025)
Closing net book amount	33,111	—	—	33,111
At March 31, 2020
Cost	1,631,375	7,564	1,207,165	2,846,104
Accumulated depreciation	(1,598,264)	(7,564)	(1,207,165)	(2,812,993)
Net book value	33,111	—	—	33,311

10. Non-current financial assets

	March 31, 2020	December 31, 2019
Security rental deposits	68,856	68,911
Total non-current financial assets	68,856	68,911

11. Payables and accruals

	March 31, 2020	December 31, 2019
Trade payables	2,242,649	2,216,147
Social security and other taxes	99,008	107,415
Accrued expenses	2,260,889	1,872,849
Total payables and accruals	4,602,546	4,196,411

All payables mature within 3 months. Accrued expenses relate primarily to amounts accrued under R&D service contracts and professional fees. At March 31, 2020 amounts have increased in line with increased R&D activities. The carrying amounts of trade payables do not materially differ from their fair values, due to their short-term nature.

12. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance at January 1, 2019	28,564,031	(2,158,476)	26,405,555
Settlement of supplier invoices	—	26,987	26,987
Net purchase of treasury shares	—	(144)	(144)
Balance at March 31, 2019	28,564,031	(2,131,633)	26,432,398

Balance at January 1, 2020	32,848,635	(6,243,487)	26,605,148
Settlement of supplier invoices	—	62,808	62,808
Net sale of treasury shares	—	596	596
Balance at March 31, 2020	32,848,635	(6,180,083)	26,668,552

The Company maintains a liquidity contract with Kepler Capital Markets SA (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. At March 31, 2020 , 27,329 (December 31, 2019: 27,925) treasury shares are recorded under this agreement in the treasury share reserve and CHF 11,370 (December 31, 2019: CHF 13,968) is recorded in other financial assets.

At March 31, 2020, the total issued share capital is CHF 32,848,635 (CHF 28,564,031 as of March 31, 2019), consisting of 32,848,635 shares (28,564,031 as of March 31, 2019). All shares have a nominal value of CHF 1.

During the three-month period ended March 31, 2020, the Group used 62,808 treasury shares (26,987 for the first quarter 2019) to purchase services from consultants including 37,932 (20,672 for the first quarter 2019) shares for Roger Mills, the Group’s Chief Medical Officer. The total value of consulting services settled in shares was CHF 82,931 (CHF 46,078 for the first quarter 2019).

13. Share-based compensation

The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to directors, executives, employees, consultants and investors for the three-month period ended March 31, 2020 amounts to CHF 297,708 (CHF 500,519 for the first quarter 2019).

As of March 31, 2020, 5,579,087 options were outstanding (5,540,600 options as of December, 31 2019). During the three-month period ended March 31, 2020, the exercise period of 194,687 vested options have been extended for 5 years. Included in share-based compensation for the three-month period ended March 31, 2020, CHF 5,052 relates to options granted in the period and CHF 15,502 relates to the fair value adjustment for exercise period extensions of vested options. As of March 31, 2020 and December 31, 2019, a total of 198,750 Equity Sharing certificates (ESCs) were outstanding.

14. Retirement benefits obligations

The amounts recognized in the statement of comprehensive loss are as follows:

	For the three months ended
	March 31,
	2020	2019
Current service cost	(78,932)	(71,628)
Past service cost	102,764	—
Interest cost	(5,501)	(20,458)
Interest income	3,551	18,024
Company pension amount (note 18)	21,882	(74,062)

The conversion rates have changed as at January 1, 2020, which has led to a positive past service cost for the three-month period ended March 31, 2020.

The amounts recognized in the balance sheet are determined as follows:

	March 31, 2020	December 31, 2019
Defined benefit obligation	(8,239,024)	(8,583,214)
Fair value of plan assets	7,022,672	7,101,476
Funded status	(1,216,352)	(1,481,738)

15. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior PLC (Indivior) for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

The Group received in January 2018, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low teens double-digit.

On February 14, 2019, Indivior terminated the development of their selected compound,ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term of two years, that can be extended by twelve-month increments and a minimum annual funding of USD 2 million for the Group’s R&D costs incurred. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. On October 7, 2019 and December 20, 2019, Indivior agreed an additional research funding of USD 0.8 million, increasing the research funding by USD 1.6 million, for the research period. For the three-month period ended March 31, 2020, the Group recognized CHF 0.9 million as revenue (CHF 0.7 million in the first quarter 2019) and recorded CHF 0.5 million as contract liability (CHF 0.9 million as of December 31, 2019).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc).

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGluR2PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double digit royalties on net sales. The Group considers these various milestones to be variable consideration as they are contingent upon achieving uncertain, future development stages and net sales. For this reason the Group considers the achievement of the various milestones as binary events that will be recognized as revenue upon occurrence. No amounts have been recognized under this agreement in the three-month periods ended March 31, 2020 and 2019.

16. Other income

Under a grant agreement with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

In October 2019, the Group received CHF 380,184 from Eurostars/Innosuisse.

During the three-month period ended March 31, 2020, the Group has recognized CHF 44,425 as other income and as at March 31, 2020, the Group recognized CHF 286,354 (CHF 330,079 as of December 31, 2019) as deferred income, including CHF 177,702 (CHF 165,389 as of December 31, 2019)  as short term (less than one year) and CHF 108,652 (CHF 165,390 as of December 31, 2019) as long term (more than one year), in accordance with the grant conditions.

17. Operating costs

	For the three months ended March 31,
	2020	2019
Staff costs (note 18)	938,970	1,061,196
Depreciation (notes 8/9)	96,156	76,431
External research and development costs	2,806,557	1,800,026
Laboratory consumables	57,738	40,854
Patent maintenance and registration costs	65,650	60,333
Professional fees	583,253	431,828
Short-term leases	7,693	6,005
Other operating costs	669,117	348,201
Total operating costs	5,225,134	3,824,874

During the three-month period ended March 31, 2020 compared to the same period ended in March 31, 2019 the total operating costs have increased by CHF 1.4 million due to expanded R&D activities and costs related to operating as a Nasdaq listed Group.

18. Staff costs

	For the three months ended March 31,
	2020	2019
Wages and salaries	683,820	540,283
Social charges and insurances	66,219	51,467
Value of share-based services	210,813	395,384
Retirement benefit (note 14)	(21,882)	74,062
Total staff costs	938,970	1,061,196

19. Finance result, net

	For the three months ended March 31,
	2020	2019
Interest income	21,926	—
Interest cost	(22,397)	(34,940)
Interest expense on leases	(6,162)	(5,726)
Foreign exchange (losses)/gains	(26,610)	123,470
Finance result, net	(33,243)	82,804

20. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the year excluding shares purchased by the Group and held as treasury shares.

	For the three months ended March 31,
	2020	2019
Loss attributable to equity holders of the Company	(4,305,921)	(3,040,802)
Weighted average number of shares in issue	26,605,148	26,349,028
Basic and diluted loss per share	(0.16)	(0.12)

The Company has three categories of dilutive potential shares as at March 31, 2020 and 2019 : equity sharing certificates (ESCs), share options and warrants. For the three-month periods ended March 2020 and 2019, equity sharing certificates, share options and warrants have been ignored in the calculation of the loss per share, as they would be anti-dilutive.

21. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

	For the three months ended March 31,
	2020	2019
Salaries, other short-term employee benefits and post-employment benefits	269,207	265,169
Consulting fees	114,218	77,781
Share-based compensation	222,962	440,176
Total	606,387	783,126

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management of CHF 228,726 at March 31, 2020 (December 31, 2019: CHF 176,089).

22. Events after the balance sheet date

There were no material events between the balance sheet date and the date on which these financial statements were approved by the board of directors that would require adjustement to the financial statements or disclosure under this heading.